Mail Stop 4561
      November 14, 2005

Mr. Michael N. Caggiano
President and Chief Executive Officer
Central American Equities Corp.
Interlink 964
P.O. Box 02-5635
Miami, FL 33102

	Re:	Central American Equities Corp.
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarter Ended March 31, 2005 Form 10-QSB for Fiscal Quarter Ended June 30, 2005 File No. 0-24185

Dear Mr. Caggiano:

      We have reviewed your response letter dated November 4, 2005 and have the following additional comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 8A Controls and Procedures

1. We note your response to our previous comment one. In your revised disclosure please indicate the period that the Company`s disclosure controls and procedures were effective as required by Item
307 of Regulation S-B. In addition, per our conversation, if true that the Company did not have a significant deficiency or material weakness, please remove the language regarding significant deficiencies and the material weakness.


Form 10-QSB for the Quarterly Periods Ended March 31, 2005 and
June
30, 2005

Item 3 Controls and Procedures

2. We note your response to our previous comment two. Please include the disclosures regarding Item 307 and 308 (c) of Regulation S-B in an amended 10-QSB for the periods ended March 31, 2005 and June 30,
2005. Please ensure that you include the correct period the disclosure controls and procedures were effective as required by Item
307 of Regulation S-B.

3. As previously requested by our letter dated November 3, 2005 we note that your financial statements in your Forms 10-QSB were not reviewed when previously filed. You should carefully evaluate whether or not the company maintained adequate disclosure controls and procedures. You should also tell us how you evaluated the adequacy of the certifications filed with your Forms 10-QSB regarding both disclosure controls and internal controls, in light of the lack of a review. Explain to us whether your disclosure controls and procedures were effective and if applicable how you concluded they were effective for the reasons noted above.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
Thomas
Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at
(202) 551-3413 if you have questions.
      			Sincerely,


      Cicely D. Luckey
      Accounting Branch Chief






Mr. Michael N. Caggiano
Central American Equities Corp.
November 14, 2005
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